Notice of Annual General Meeting

To be held in Montreal, Quebec
on Tuesday, January 30, 2007
at 11:00 a.m.

at the

Omni Mont-Royal Hotel
Salon Les saisons
1050 Sherbrooke Street West
Montreal, Quebec
Canada

Record Date: Tuesday, December 12, 2006

Letter to Shareholders
&
MANAGEMENT PROXY CIRCULAR
Dated December 12, 2006

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	iii
Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting	iii
LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE	iv
Annual Meeting and Proxy Voting	vi
MANAGEMENT PROXY CIRCULAR	1
PROXIES	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Record Date	2
Voting by Registered Shareholders	2
Telephone Voting	2
Internet Voting	2
Voting by Non-Registered Shareholders	2
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	2
BUSINESS TO BE TRANSACTED AT THE MEETING	6
ELECTION OF DIRECTORS	7
COMMITTEE REPORTS	15
REPORT OF THE HUMAN RESOURCES COMMITTEE	15
Executive Compensation Policy	16
Amendment of the CGI Share Option Plan	19
Summary Compensation Table	25
Compensation of Directors	28
Indebtedness of Directors and Named Executive Officers	29
Performance Graph	29
REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	30
Corporate Governance Practices	30
REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	40
External Auditors' Independence	41
Fees Paid to External Auditors	43
OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING	43
ADDITIONAL INFORMATION	43
APPROVAL OF DIRECTORS	44
APPENDIX A	45
Proposed resolution to approve the amendment of the Share Option Plan	45
APPENDIX B	46
Text of the Share Option Plan	46

-ii-

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Montreal, Quebec, December 12, 2006

Notice is hereby given that an Annual General Meeting (the “Meeting”) of shareholders of CGI GROUP INC. (the “Company”) will be held at the Omni Mont-Royal Hotel, in the Salon Les saisons, at 1050 Sherbrooke Street West, in Montreal, Quebec, Canada, on Tuesday, January 30, 2007, at 11:00 a.m. (local time) for the following purposes:

1) to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2006;

2) to elect directors;

3) to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;

4) to approve the amendments proposed to be made to the CGI Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates;

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company’s web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

By order of the Board of Directors

André Imbeau
Founder, Executive Vice-Chairman
and Corporate Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we request (i) that you complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) that you vote by phone, or (iii) that you vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting
Only persons shown on the register of shareholders at the close of business on Tuesday, December 12, 2006, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Trust Company of Canada.

-iii-

LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE
Dear fellow shareholders,

As we conclude our thirtieth anniversary year and our twenty-first year as a public company and we reflect on our achievements, we are justly proud that CGI has truly earned its place as a global provider of information technology (“IT”) services. CGI is one of the largest independent information technology and business process services firms. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's revenue for the year ended on September 30, 2006 is $3.5 billion (US$3.1 billion) and as at the same date, CGI's order backlog was $12.7 billion (US$11.4 billion).

While achieving our business objectives is vitally important, the way we do business is equally important to all of us at CGI.

At CGI we have always understood, and we have always valued, the link between sound, ethical business practices and the creation of shareholder value. CGI was founded on the principle of seeking the appropriate and fair equilibrium among the interests of our key stakeholders: our clients, our employees (whom we call our members) and our shareholders.

We can do no better than to re-iterate our beliefs exactly as they are expressed in CGI’s Fundamental Texts which are available on CGI’s web site at www.cgi.com:

“Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the Company’s values, and will deliver high-quality services at a competitive price, while respecting the Company’s profitability objectives.”

The growth and profitability generated as a result will allow CGI to continue to do its best to offer its shareholders value for their investment.

Our Annual General Meeting and our Management Proxy Circular (the “Circular”) present us with an important opportunity to share our vision and dream with all our shareholders so that each of you has a true appreciation of the value we offer.

We firmly believe in what we call the “4E” concept: Excellence in Execution comes from Experience in Execution. CGI’s long-term success depends on the mastery of execution and delivery which in turn is determined in largest measure by the experience, the continuity and the stability of CGI’s work force and management team. We therefore focus closely on attracting and retaining the best people in our industry. CGI’s human resources and compensation policies are geared towards achieving that objective. As a result, CGI continues to enjoy one of the lowest voluntary turnover rates in the industry among its leaders and members.

We have maintained the balance between our strong management team and the interests of our shareholders by our early adoption of governance principles that ensure that CGI has a Board of Directors with a majority of independent directors and an independent Lead Director: you are therefore represented by a Board that is well equipped to represent your interests as well as those of your fellow shareholders.

Since its initial public offering in 1986 CGI has consistently been at the forefront in matters of corporate governance. The Company has displayed high levels of openness and accountability as well as strong leadership in this area. We have demonstrated this in the following ways:

-iv-

•	Nominating outside members of the Board of Directors who have been carefully selected to ensure that the Board of Directors has substantial operational expertise in each of the vertical sectors in which CGI operates and who are all financially literate.

•	Having a majority of independent directors serve on CGI’s board.

•	Appointing a Lead Director who, jointly with the other independent directors, represents the interests of all CGI’s shareholders, including those of its minority shareholders.

•
Assuring Board effectiveness and independence through an annual process that includes self-assessment of the Board of Directors, individual director assessment and assessment of the standing committees. See the heading Participation in the annual self-assessment process in the enclosed Circular.

•	Educating all new directors through a comprehensive orientation program.

•	Ensuring that CGI’s independent directors meet at least twice each year without members of management present.

•
Implementing the Shareholder Partnership Management Framework (“SPMF”). The ISO 9001 certified SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. Our survey of sell-side analysts and institutional shareholders required by the SPMF yielded an overall score of 7.8 out of ten for 2006.

•	Adopting share ownership guidelines for directors requiring independent directors to hold a minimum of 10,000 shares or Deferred Stock Units (“DSUs”).[1]

•	Adopting a conservative policy for the granting of stock options, linked to the Company’s performance.

•	Providing for the vesting of stock options entirely dependent on the achievement of the Company’s objectives, with forfeiture of options that do not vest.[2]

•
Appointing only independent directors to the standing committees of our Board of Directors. All three of our standing committees, the Corporate Goverance Committee, the Audit and Risk Management Committee and the Human Resources Committee, are now composed exclusively of independent directors.

•	Amending the charters of our standing committees to set out explicitly the roles and responsibilities of the committee chairs.

•	Adopting for our Circular many of the disclosure practices considered by the Canadian Coalition for Good Governance to be best practices.

•
Strengthening the monitoring and incident reporting process under our Code of Ethics and Business Conduct through the implementation of a third party permanent hotline for reporting possible breaches related to accounting, internal accounting controls and auditing matters.

During this thirtieth anniversary year we have continued to take important strides in evolving our approach to governance.

[1]	See the heading Share Ownership Guidelines for Directors in the Circular for more information on the share ownership guideline for directors.
[2]	See the heading Vesting of options granted for the year ended September 30, 2006 in the Circular for a description of the vesting and forfeiture rules.

-v-

In order to give us a rock-solid platform from which to focus on profitable organic growth in the years ahead, we fine-tuned the structure of our senior management team.

Michael Roach stepped up to take the position of President and CEO which has allowed Serge Godin, in his role as Founder and Executive Chairman of the Board, to focus more of his energy on profitable growth initiatives. While Michael Roach continues to report to Serge Godin, and he continues to have full responsibility for all of CGI’s day to day operations, he is now also responsible for all of CGI’s corporate functions other than the office of the Vice-Chairman and the secretariat and planning functions which continue to report to Serge Godin.

Similarly, in September, David Anderson stepped up to take over the position of Chief Financial Officer. This has freed André Imbeau, in his new more senior role as Founder, Executive Vice-Chairman of the Board and Corporate Secretary, to join Serge Godin in devoting more of his time to work on promoting growth by pursuing major contracts along with the CGI operations team.

Serge Godin, André Imbeau, Michael Roach and David Anderson make up the Company’s senior executive management committee and together they will lead CGI to new and exciting levels of achievement in the years to come.

All our shareholders may rest assured that we will continue to place a strong emphasis on continuous improvement in all aspects of our business, including our approach to corporate governance. Together we will continue to do our very best to build the value you seek.

Annual Meeting and Proxy Voting
CGI senior executives will be discussing important initiatives designed to build long-term shareholder value at the Annual General Meeting, which will be held on Tuesday, January 30, 2007 at the Omni Mont-Royal Hotel. On behalf of CGI’s Board of Directors and management, we encourage you to attend the meeting in person if you can and, if not, to view the meeting on our web site at www.cgi.com where it will be broadcast live and will be archived immediately afterwards.

The Annual General Meeting is your opportunity to hear firsthand from senior management and to ask any questions you may have about the Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,

Serge Godin	Claude Boivin
Founder and Executive	Lead Director and
Chairman of the Board	Chair of the Corporate
Governance Committee

-vi-

MANAGEMENT PROXY CIRCULAR
This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) which will be held on Tuesday, January 30, 2007, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2006. All other information is, unless otherwise indicated, provided as of December 12, 2006.

PROXIES
Solicitation of Proxies
The solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. While the Company has not retained the services of any third party to solicit proxies. Should it decide to do so, the fees payable to the proxy solicitor will not exceed $35,000. The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy is solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR the matter in question.

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies
Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date
Only persons shown on the register of shareholders at the close of business on Tuesday, December 12, 2006, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by our transfer agent, Computershare Trust Company of Canada.

Voting by Registered Shareholders
Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Trust Company of Canada by 5:00 p.m., Montreal time, on January 29, 2007. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting
If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Internet Voting
If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.computershare.com/vote. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Voting by Non-registered Shareholders
Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a ‘‘nominee’’ such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Trust Company of Canada, may not have a complete record of the names of the Company’s non-registered shareholders, Computershare Trust Company of Canada may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES
The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of

Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 12, 2006, 296,240,025 Class A subordinate voting shares and 34,208,159 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 12, 2006, 46.4% and 53.6% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion of Class A Subordinate Voting Shares

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B Share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

(i)	in payment of stock dividends;
(ii)	pursuant to the stock option plans or share purchase plans of the Company;
(iii)	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or
(iv)	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.
Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2006, considering the needs for reinvestment in our operations and the scope of investment projects, the Board of Directors determined that the Company would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid and Share Repurchase

On January 31, 2006 the Board of Directors authorized the renewal of a Normal Course Issuer Bid (the “Issuer Bid”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares. The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,288,443 Class A subordinate voting shares for cancellation. As at January 27, 2006, there were 297,298,451 Class A subordinate shares of the Company outstanding of which approximately 98.5% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 3, 2006 and may continue to do so until February 2, 2007, or until such earlier date when the Company completes its purchases or elects to terminate the bid. As of December 12, 2006, the Company had purchased 9,041,200 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $7.1736, representing an aggregate consideration of $64.7 million.

In addition to the share repurchases carried out under the normal course issuer bid, on January 12, 2006, the Company repurchased for cancellation from BCE Inc. 100 million of its Class A subordinate shares at a price of $8.5923 per share for a total consideration of $859,230,000.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As of December 12, 2006, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 12, 2006, no Second Preferred Shares were outstanding.

Principal Holders of Class A subordinate voting shares and Class B shares

As of December 12, 2006, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares and Class B shares are as follows:

Name	Type of Ownership	Shares - Class “A”		Shares - Class “B”		Shares - Class “A” and “B”
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	Direct and indirect	593,276	0.20%			0.18%	593,276	0.09%
	Control(1)			23,007,351	67.26%	6.96%	230,073,510	36.04%
	Control(2)			5,209,156	15.23%	1.58%	52,091,560	8.16%
	Control(3)			360,582	1.05%	0.11%	3,605,820	0.56%
Total		593,276	0.20%	28,577,089	83.54%	8.83%	286,364,166	44.86%
André Imbeau	Direct and indirect	248,892	0.08%			0.08%	248,892	0.04%
	Control(4)			3,477,071	10.16%	1.05%	34,770,710	5.45%
	Control(5)			798,588	2.33%	0.24%	7,985,880	1.25%
Total		248,892	0.08%	4,275,659	12.50%	1.37%	43,005,482	6.74%

(1)	Through 9058-0705 Québec Inc., a company controlled by Mr. Godin
(2)	Through 3727912 Canada Inc., a company controlled by Mr. Godin
(3)	Through 9164-7586 Québec Inc., a company controlled by Mr. Godin
(4)	Through 9061-9354 Québec Inc., a company controlled by Mr. Imbeau
(5)	Through 9102-7003 Québec Inc., a company controlled by Mr. Imbeau

As of December 12, 2006, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,172,982 Class A subordinate voting shares and 34,208,159 Class B shares representing respectively 1.41% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING
The following items of business will be presented to the shareholders at the Meeting:

1. Presentation of Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2006 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in our fiscal 2006 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the 2006 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2. Election of Directors

14 directors are to be elected to hold office until the close of the next annual general meeting of shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the 14 persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3. Appointment of Auditors

The Audit and Risk Management Committee and the Board of Directors recommend that Deloitte & Touche LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the Company or until their successors are appointed. Deloitte & Touche LLP were first appointed at the Annual General Meeting of shareholders held on January 27, 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

4. Amendment of the CGI Share Option Plan

The Board of Directors recommends that the shareholders approve changes to the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”) in order to, among other things:

i) extend the exercise period for insiders whose exercise period would otherwise expire during a blackout period or shortly thereafter to a further 10 business days after the blackout period ends;

ii) extend the exercise period for option holders who retire to a maximum of 3 years from the date of retirement or the 10 year limit, whichever is less;

iii)  provide specific provisions governing amendments to the Share Option Plan specifying when shareholder approval of amendments is required;

iv) increase the maximum number of options that may be issued under the Share Option Plan to a total of 49,567,227 options representing 15% of the issued and outstanding Class A subordinate voting shares of the Company as of December 12, 2006; and

v) remove the requirement that the aggregate number of shares issuable upon the exercise of options granted to all insiders (as such term is defined in the Securities Act (Québec)) of the Company under the Share Option Plan not exceed the majority of the shares reserved under the Share Option Plan and all other share compensation schemes of the Company;

The text of the resolution proposed to be adopted at the meeting is provided as Appendix A hereto and the text of the Share Option Plan is provided in Appendix B hereto. Please see the heading Amendment of the CGI Share Option Plan below which forms part of the report of the Human Resources Committee.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the approval of amendments to the Share Option Plan unless shareholders direct otherwise.

ELECTION OF DIRECTORS
The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual general meeting of shareholders or until that director’s successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of applicable laws.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guidelines; the candidate’s age; the principal occupation; the province and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of DSUs of the Company and the number of stock options of the Company held; as well as the other companies on whose board of directors the candidate serves.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares beneficially owned, or over which control or direction is exercised, as well as information concerning DSUs held, has been provided by each of the candidates as of December 12, 2006.

Nominees for Election as Directors

Claude Boivin
Independent director, meets share ownership guidelines
Age 72
St-Lambert, Quebec, Canada
Director since 1993
Chair of the Corporate Governance Committee, member of the Human Resources Committee, and Lead Director
Class A subordinate voting shares: 106,596 (*)
Deferred Stock Units: 6,169 (+)
Stock options: 37,522

Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is a director of Héroux Devtek Inc., Groupe Laperriere et Verreault Inc. and Boralex Power Income Fund Trust.

Jean Brassard
Director related to CGI, meets share ownership guidelines
Age 62
Brossard, Quebec, Canada

Director since 1978
Class A subordinate voting shares: 238,475 (*)
Class B shares: 1,355,411 (*)
Stock options: 66,000

The Board of Directors has determined that, although Mr. Brassard is no longer an officer of the Company having relinquished his role as Vice-Chairman of CGI, he is a related director because he holds Class B shares (see the heading Class A subordinate voting shares and Class B Shares above). Mr. Brassard joined the Company in 1978 as a Vice-President. He was, until 2000, President and Chief Operating Officer of CGI. He contributed to CGI’s growth in Canada, the US and Europe. In addition to non profit organizations, Mr. Brassard is a director of Conseillers en informatique d’affaires CIA Inc., a company in which CGI holds an equity interest of approximately 60%.

Claude Chamberland
Independent director, meets share ownership guidelines
Age 67
St-Lambert, Quebec, Canada
Director since 1998
Member of the Human Resources Committee
Class A subordinate voting shares: 11,396 (*)
Deferred Stock Units: 10,290 (+)
Stock options: 44,372

Mr. Chamberland spent over 37 years with Alcan Inc. covering most management levels and finally retiring as Executive Vice-President. His national and international responsibilities were largely related to the management and general management of operating businesses but, at times, included R&D, information technology and construction management. In addition to a number of non-profit organizations, Mr. Chamberland is a member of the advisory council of Hatch Associates Ltd. and a director of La société des technologies de l'aluminium S.T.A.S. Ltée.

Robert Chevrier
Independent director, meets share ownership guidelines
Age 63
Montreal, Quebec, Canada
Director since 2003
Member of the Audit and Risk Management Committee and of the Human Resources Committee
Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 6,081 (+)
Stock options: 30,161

Mr. Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.). Mr. Chevrier is a director of the following companies: Bank of Montreal, Transcontinental Inc., Cascades Inc., Richelieu Hardware Ltd. and Addenda Capital Inc.

Thomas P. d’Aquino
Independent director, complies with the share ownership guidelines
Age 66
Ottawa, Ontario, Canada
Director since 2006
Class A subordinate voting shares: 0 (*)
Deferred Stock Units: 2,366 (+)
Stock options: 12,734

Mr. d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives, a position he has held since 1981. He served as a Special Assistant to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and advising chief executives on public policy strategies. In addition to non-profit corporations, Mr. d’Aquino is a director of Manulife Financial Corporation and Kruger Inc.

Paule Doré
Director related to CGI, meets share ownership guidelines
Age 55
Outremont, Quebec, Canada
Director since 1995
Class A subordinate voting shares: 349,474 (*)
Stock options: 518,550

The Board of Directors has determined that Mrs. Doré is a related director because she is Special Advisor to the Founder and Executive Chairman of the Board of the Company. Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-

President and Chief Corporate Officer and Secretary until September 2006. Mrs. Doré is a director of AXA Canada.

Serge Godin
Director related to CGI, meets share ownership guidelines
Age 57
Westmount, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 593,276 (*)
Class B shares: 28,577,089 (*)
Stock options: 1,877,730

The Board of Directors has determined that Mr. Godin is a related director because, as Founder and Executive Chairman of the Board, he ultimately leads CGI’s senior executive team. Mr. Godin also owns a majority interest in the Company’s Class B shares (see the heading Principal Holders of Class A subordinate voting shares and Class B shares above). Mr. Godin co-founded CGI in 1976 and became its first President. Since CGI’s inception, Mr. Godin has successfully grown the Company to become Canada’s largest independent IT services company and one of the largest independent information technology and business process services firms in the world. Throughout his career, Serge Godin has remained active in a number of organizations promoting economic development. Mr. Godin is a member of the Order of Canada, a Fellow of the Quebec Institute of Certified Management Consultants and serves on the boards of directors of the University of Waterloo and of the Canadian Council of Chief Executives. Mr. Godin does not serve as a director of any other companies, other than CGI Group Inc., its subsidiaries or affiliates.

André Imbeau
Director related to CGI, meets share ownership guidelines
Age 57
Beloeil, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 248,892 (*)
Class B shares: 4,275,659 (*)
Stock options: 881,225

The Board of Directors has determined that Mr. Imbeau is a related director because, in his role as Founder, Executive Vice-Chairman of the Board and Corporate Secretary, Mr. Imbeau is a senior executive of the Company. In addition he holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A subordinate voting shares and Class B shares above). Mr. Imbeau co-founded CGI in 1976 as Vice-President Finance. Mr. Imbeau’s financial and operational expertise, leadership and strong commitment to teamwork significantly contributed to CGI’s track record of maintaining 30 years of consecutive revenue growth. André Imbeau remains responsible for creating value for all stakeholders and plays a key role in CGI’s strategic growth initiatives. Mr. Imbeau is a director of Conseillers en informatique d’affaires CIA Inc., a company in which CGI holds an equity interest of approximately 60%.

David L. Johnston
Independent director, meets share ownership guidelines
Age 65
St. Clements, Ontario, Canada
Director since 1995
Chair of the Human Resources Committee
Class A subordinate voting shares: 36,950 (*)
Deferred Stock Units: 17,951 (+)
Stock options: 61,087

Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored many books including works on e-business, the information highway and corporate and securities law. Mr. Johnston is a Companion of the Order of Canada. Mr. Johnston is a director of Alcatel and Masco Corporation. He is also a Founding Trustee of the MasterCard Foundation.

Eileen A. Mercier
Independent director, meets share ownership guidelines
Age 59
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate voting shares: 15,774 (*)
Deferred Stock Units: 8,690 (+)
Stock options: 42,360

Mrs. Mercier was previously Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. In addition to non profit organizations, Mrs. Mercier is a director of Hydro One Inc., ING Bank Canada, ING Canada Inc., Shermag Inc. and Teekay Shipping Corp.

Michael E. Roach
Director related to CGI, meets share ownership guidelines
Age 54
Outremont, Quebec, Canada
Director since 2006
Class A subordinate voting shares: 850,917 (*)
Stock options: 1,553,075

Mr. Roach is a member of CGI’s executive management committee and, in his capacity as President and Chief Executive Officer of CGI, all operational and corporate functions other than the office of the Vice-Chairman, and the corporate secretariat and planning functions, report to him. Prior his appointment as CEO in January of 2006, Mr. Roach was President and Chief Operating Officer of CGI. Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, telecommunications information systems and services, after a distinguished career at a major telecommunications company where he held a number of leadership positions. Mr. Roach is a member of the boards of directors of the Conference Board of Canada, the U.S. Conference Board and is a member of the Canadian Council of Chief Executives.

C. Wesley M. Scott
Independent director, meets share ownership guidelines
Age 59
Toronto, Ontario, Canada
Director since 2001
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 1,000 (*)
Deferred Stock Units: 12,908 (+)
Stock options: 51,812

Mr. Scott is a retired executive of the BCE Inc. group of companies, having held a number of positions, including Chief Corporate Officer of BCE Inc., Vice-Chairman of Bell Canada and Chief Financial Officer of Nortel Networks Corporation. Mr. Scott holds the ICD.D designation, as an Institute-certified director, from the Institute of Corporate Directors of Canada. He is a director of Solectron Corporation and Aviva Canada Inc.

Gerald T. Squire
Independent director, meets share ownership guidelines
Age 68
West Vancouver, British Columbia, Canada
Director since 2003
Member of the Audit and Risk Management Committee and of the Corporate Governance Committee
Class A subordinate voting shares: 25,000 (*)
Deferred Stock Units: 10,598 (+)
Stock options: 39,198

Mr. Squire retired from his position as President and Chief Executive Officer of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire held a number of positions in professional organizations including as Chairman of the Insurance Institute of Canada and as a director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation. Mr. Squire is a director of Securican Insurance Company, Insurance Corporation of British Columbia, Sovereign General Insurance Company, Cooperators Development Corporation Ltd. and Hayhurst Elias Dudek Inc.

Robert Tessier
Independent director, meets share ownership guidelines
Age 61
St-Lambert, Quebec, Canada
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate voting shares: 11,000 (*)
Deferred Stock Units: 10,403 (+)
Stock options: 38,806

Mr. Tessier is President and Chief Executive Officer of Gaz Métro, inc. and has held that position since 1997. Previously, he was President and Chief Executive Officer of Alstom Canada, a manufacturer of power and railway equipment. Mr. Tessier is a director of AXA Assurances Inc. and Investors Group Corporate Class Inc.

(*)	Number of shares beneficially owned or controlled.
(+)	For more information concerning DSUs, please refer to the heading Remuneration of Directors below.

COMMITTEE REPORTS
REPORT OF THE HUMAN RESOURCES COMMITTEE
CGI’s compensation policy is rooted in its fundamental belief that: “A company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele aware of the Company’s values, and they will deliver high-quality services at a competitive price, while respecting the Company’s profitability objectives.” The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief and our six core Company values drive CGI’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders. With a strong focus on share ownership and profit-sharing, CGI ensures that all members work together to realize a common vision: to be a world-class information technology and business process outsourcing leader.

Our executive compensation policy is also firmly rooted in the belief that the same principles must apply in measuring performance for all levels of the Company’s management. For that reason the same principles that are used to determine the compensation of the named executive officers are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an even stronger emphasis on closely aligning executives’ financial interests with those of all shareholders through incentive compensation.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The committee is responsible for reviewing and making recommendations to the Board of Directors of the Company in relation to the appointment and compensation of senior executives, including the design and entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and the other senior executive officers are responsible for meeting. It is similarly responsible for all matters related to the compensation of the Company’s independent directors. The committee also reviews and makes recommendations to the Board of Directors in relation to succession plans for senior executive officers.

The committee is made up of Messrs. David L. Johnston, Chair of the committee, Claude Boivin, Claude Chamberland, and Robert Chevrier, all of whom are independent directors. The committee met six times in fiscal 2006. Mr. Johnston’s role and responsibilities as Chair of the Human Resources Committee are described below in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and standing Committee Chairs. Immediately following the 2006 annual general meeting of shareholders held on January 31, 2006, Mr. C. Wesley M. Scott left the Committee to join the Audit and Risk Management Committee and Mr. Claude Boivin joined the Committee after having left the Audit and Risk Management Committee.

The Human Resources Committee retains the services of Towers Perrin whose mandate is to:
●	Provide the committee with information on market trends and best practices on executive and director compensation.
●	Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and

Executive Chairman of the Board, the Chief Executive Officer and the other senior executive officers of the Company.
●

Conduct market research and provide the committee with recommendations on the appropriate adjustments, if any, required to align the Company’s compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the Chief Executive Officer and the other senior executive officers.

●

Review the design of the annual and long-term incentive programs and develop recommendations on the appropriate changes, if any, to reflect best practices and optimize the incentive strength of the programs.

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that executives’ financial interests are closely aligned with those of all shareholders. We measure business success on the basis of profit and growth as well as client and member satisfaction. To determine appropriate compensation levels, CGI executive positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies where the information technology line of business is of strategic importance, and are similar to CGI with regard to size, culture, management style, and focus on high growth.

CGI uses reference groups to determine compensation for executive positions. The reference groups are composed of Canadian and U.S. companies. With approximately 40% of revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. The Human Resources Committee reviews the composition of the reference groups annually.

CGI’s executive compensation policy is aligned with the median compensation offered at companies in the appropriate CGI reference group for performance that meets business goals. However, due to the compensation policy’s emphasis on incentive compensation, executive compensation can exceed the median for results that surpass business goals, and reflect the top quartile of the appropriate reference group for excellent results.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure executives have the strongest incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders under normal market conditions. CGI’s executives do not participate in any pension or retirement plans.

Component	Description	Reference Group	Alignment with Reference Group
Base salary	Competitive annual base salary reviewed every year by the Human Resources Committee, based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Canadian reference group; alignment with U.S. or European market when appropriate.
Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.

Component	Description	Reference Group	Alignment with Reference Group
Short-term incentive plan	Annual cash bonus based on achievement of business goals in accordance with the CGI Profit Participation Plan (details are provided below).	North American reference group.	Aligned with median short-term incentive plan offered in the reference group.
Long-term incentive plan	Share option plan based on achievement of business goals (details are provided below).	North American reference group.	Designed to align total compensation at the median of the reference group, while allowing for total compensation above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and Share Purchase Plan.	Canadian reference group alignment with U.S. or European market when appropriate.	Aligned with median benefits offered in the reference group.
Perquisites	Company car, financial counselling and medical exams.	Canadian reference group alignment with U.S. or European market when appropriate.	Aligned with median perquisites offered in the reference group.

Profit Participation Plan: Annual Cash Bonus

CGI executives participate in the CGI Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of business goals, as approved at the beginning of the year by the Board of Directors on the recommendation of the Human Resources Committee (the “Profit Participation Plan”). The plan is designed to provide executives with an incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders.

The committee makes a recommendation to the Board of Directors in relation to the funding of the overall pool for the payment of bonuses under the Profit Participation Plan based on the Company’s achievement of performance objectives.

Individual incentive awards are based on the executive’s target bonus and the achievement of objectives. Depending on the executive’s position, the target bonus varies between 60% and 80% of base salary. The target bonus is then multiplied by a performance factor that is directly linked to the achievement of business goals set out in the Company’s annual plan. Bonus targets are reviewed periodically to ensure they remain aligned with the Company’s compensation policy and continue to be competitive within CGI’s North American reference group.

Performance Factor

The performance factor used to adjust each executive’s target bonus is based on two separate measures, profitability and growth, and reflects CGI’s commitment to both aspects of the business. Achievement of profitability and growth goals increases the performance factor and results in a higher annual cash bonus, up to a maximum of two times the target bonus for exceptional results in both measures.

The profitability measure is linked to Company profitability based on net earnings, and the growth measure is based on revenues for the year. The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

CGI believes that the Profit Participation Plan provides a tangible incentive for executives to ensure both the Company’s profitability and long-term growth, while putting a stronger emphasis on profitability as per the Company’s strategic plan.

The Founder and Executive Chairman of the Board from time to time exercises his discretion to recommend to the Human Resources Committee that incentive compensation otherwise payable in accordance with the Company’s policies be varied in order to allocate payouts equitably, without increasing the aggregate amount available for distribution among the Company’s management team in accordance with the policy.

Long-Term Incentive Plan: Share Option Plan

CGI executives participate in the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”). Like the Profit Participation Plan, the Share Option Plan was designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Share Option Plan was first adopted prior to the initial public offering of the Company’s Class A subordinate voting shares, and is administered by the Human Resources Committee.

The Share Option Plan is designed in line with the Company ownership philosophy and fosters, together with other plans, the holding of CGI shares, especially for executives and senior vice-presidents, in accordance with rules proposed by the Human Resource Committee and adopted by the Board.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 37,685,474, representing 12.72% of the currently issued and outstanding Class A subordinate voting shares, and the maximum number of options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares issued and outstanding at the time of the grant. As of December 12, 2006, options for an aggregate of 29,421,349 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 9.93% of the currently issued and outstanding Class A subordinate voting shares.

Under the Share Option Plan as presently in force, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange or other regulatory authorities; provided that any such amendment, suspension or termination may not, without the consent of the individuals to whom options have been granted, adversely affect the rights of such individuals. Under the new proposed amending provisions, suspending or terminating the Share Option Plan will require shareholder approval. Options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Human Resources Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate voting shares. The exercise price of the options granted is determined by the Human Resources Committee and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. The Board of Directors also determines the applicable exercise period and vesting rules.

Employees, officers, directors and consultants may receive options under the Share Option Plan. The only consultants who have received options under the Share Option Plan are the members of CGI’s International Advisory Council, an advisory body of influential business executives who meet periodically with the Company’s senior management team to discuss and provide advice on strategic issues related to CGI’s penetration of key selected international geographies. There are currently four members on the International Advisory Council.

Options that have been granted under the Share Option Plan cease to be exercisable when the period of time during which options may be exercised expires, which cannot exceed ten years from the date of the grant. Upon resignation, termination or death, options that have not vested are forfeited, and vested options must be exercised during a period that is 90 days in the case of resignation or termination or 180 days if the option holder dies. The committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is 10 years from the time it is granted. See the heading Separation Policy for Named Executive Officers below for a description of option holders’ rights upon resignation, termination or death.

Amendment of the CGI Share Option Plan
Set out below are the principal changes proposed to be made to the CGI Share Option Plan. The text of the Share Option Plan is provided in Appendix B hereto:

Extension of exercise periods

Blackout periods

In keeping with CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders which is part of the Company’s Code of Ethics and Business Conduct, stock options must not be exercised by insiders when a trading blackout period is in effect . This poses a potential problem when an option is set to expire during a blackout period. The policies of the Toronto Stock Exchange allow issuers’ stock option plans to be amended to extend the exercise period for up to 10 business days beyond the issuer’s trading blackout period. The proposed amendment adds a new definition to define “Blackout Period” and “Business Day” as well as a new section whereby, if the date on which an option expires occurs during a “Blackout Period” or within 10 business days after the last day of a “Blackout Period”, the date of expiry of such option will be the last day of such 10 business day period.

Retirees

From time to time, the Board of Directors, on the recommendation of the Human Resources Committee, has extended the option exercise period to the maximum three years provided for under the Share Option Plan for the benefit of retiring employees. The proposed amendment formalizes this process so as to ensure that all retiring employees benefit from a similar extension. A new section is added to the Share Option Plan text to provide for the extension for retiring employees.

New amending formula

Many companies’ stock option plans, including CGI’s, have a short form of amending formula that provides simply that the plan may be amended with the approval of the Board of Directors and the Toronto Stock Exchange. The Toronto Stock Exchange has a policy that sets out when shareholder approval is required for plan amendments. The Toronto Stock Exchange has advised issuers that it will rescind its existing policy and encourages issuers to adopt more detailed amending provisions designed to distinguish plan amendments that do, and those that do not, require shareholder approval. The proposed new amending formula meets the requirements of the Toronto Stock Exchange.

The following is a detailed summary of the new amending provisions proposed to be included in the Share Option Plan (the capitalized terms used in the summary below have the meanings given to them in the Share Option Plan, a copy of which plan is provided in Appendix B hereto):

•
The Board, on the recommendation of the Committee, may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which

Shares may be purchased under the Plan, the vesting and the expiry date of anoutstanding Option) provided that no such amendment, suspension or termination may be made without:

o	Obtaining approval of the shareholders of the Company, unless not required pursuant to Section 13.2 of the Plan or applicable regulatory authority or stock exchange requirements;

o	obtaining any required approval of any applicable regulatory authority or stock exchange; and

o
in the case of issued and outstanding Options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned Optionee in the event that the amendment materially prejudices the Optionee’s rights.

•	Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Plan;

o
modifying the periods referred to in Subsections 6.1.1 to 6.1.6 of the Plan during which Options may be exercised, subject to, as the case may be, (i) the Option Period terminating on or before the tenth anniversary of the date of the grant of the Option, and (ii) a maximum Option exercise period extension of three years for any Employee, Officer, Consultant or Director;

o
changing the terms on which Options may be granted and exercised including, without limitation, the provisions relating to the price at which Shares may be purchased under the Plan, vesting, expiry, assignment and the adjustments to be made pursuant to Section 12 of the Plan;

o
making any addition to, deletion from or alteration of the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

o	changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the subscription price of an issued and outstanding Option, lead to a significant or unreasonable dilution of the outstanding Shares or provide additional material benefits to Insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the subscription price of any outstanding Option held by an Insider or would extend the expiry date of Options held by Insiders beyond the exercise periods contemplated under the Plan, approval of the shareholders of the Company, other than the relevant Insiders, must be obtained.

Increase in the number of options available for issuance

CGI’s Share Option Plan provides for a fixed number of options able to be issued under the plan. Management requested shareholder approval for substantial increases in the number of options in 1993 and 1997. On December 12, 2006, 4,192,962 options remained available for future issuance under the Share Option Plan, which represents less than the number of options granted every year on average.

Within our industry, stock option grants continue to be a prevalent form of compensation among our peers. In order to ensure that the Company is able to attract and retain the talented managers that it needs to remain competitive, it is essential that the Company be in a position to issue stock options which make up our long term incentive compensation program.

In maintaining its competitive position, the Company recognizes the need to be very conservative in the use of stock options and its alignment with the interests of its shareholders.

Two guidelines have been established to ensure the conservativeness of the plan. The first is to make sure that the percentage of stock options outstanding on the total number of Class A subordinate voting shares and Class B shares outstanding is below the median of the Company’s peer group. The second is to vest these options on company performance rather than having them time-based as the vast majority of our peers. We have asked Towers Perrin to do a study of our peer group on those two counts. 24 companies were studied in this report.

The options available for future issuance together with the 29,421,349 stock options outstanding on December 12, 2006 represent a total of 33,614,311 options, which is equal to approximately 10.17% of the total number of Class A subordinate voting shares and Class B shares outstanding on that date. The comparable percentage for companies in CGI’s industry peer group is 14.9% at the 25th percentile, 25% at the 75th percentile and 17.2 % at the median.

The Committee has recommended to the Board of Directors that options available for issuance under the Share Option Plan be increased from 37,685,474 options to 49,567,227 options, representing an increase of 11,881,753 shares, or in a proportion of options to issued and outstanding shares of approximately 15%. This increase ensures that CGI remains below the median of its industry peers. The potential for future dilution represented by the Company’s option granting practice is therefore well below that of its industry peers.

As for the vesting conditions, the Towers Perrin study has revealed that the great majority of our peers, more than 90%, grant options or restricted stock awards that simply vest over time. CGI has been consistently prudent and conservative in its stock option granting practices and vests them on performance in order to align with the interest of the shareholders. Options that fail to vest based on the achievement of performance targets are automatically forfeited and cancelled.

Set out below are various other ancillary modifications proposed to be made to the CGI Share Option Plan:

•
It is proposed that various modifications of an administrative nature be made to the Share Option Plan, including, adding and/or amending certain definitions and clarifying the respective roles of the Board of Directors and the Human Resources Committee with respect to the governance of the Share Option Plan.

•
It is proposed that the requirement that the aggregate number of shares issuable upon the exercise of options granted to all insiders (as such term is defined in the Securities Act (Québec)) of CGI under the Share Option Plan not exceed the majority of the shares reserved under the Share Option Plan and all other share compensation schemes of CGI be removed (as is now permitted by the rules of the Toronto Stock Exchange). Such requirement will be replaced by the requirements set out at Sections 5.3 and 5.4 of the proposed Share Option Plan.

•
It is proposed that the provisions relating to the termination of options be amended so as to allow for the extension of the exercise period in certain circumstances, such as, the termination or resignation of an optionee (other than a Director), the death of an optionee (other than a Director), the retirement of an optionee (other than a Director). As well, pursuant to the proposed amendments a Director will earn one year of extension for every three years of service on the Board of Directors, up to a maximum of three years of extension.

•
It is proposed that the Share Option Plan be modified so as to allow the Corporate Secretary to determine, from time to time, the manner in which an option may be exercised, including, without limitation, by way of processes administered by CGI or by third parties mandated by CGI.

The complete text of the Share Option Plan containing all proposed modifications is provided in Appendix B hereto.

Recommendation for approval

For all of the foregoing reasons, the Board of Directors recommends that shareholders vote FOR the adoption of the resolution authorizing the foregoing amendments to the Company’s Share Option Plan.

IMRglobal Corp. Share Option Plans

Following the acquisition of IMRglobal Corp. (“IMR”) in July 2001, CGI continued the stock option plans of IMR. The plans in question are the Directors’ Stock Option Plan (the “IMR Directors’ Plan”), the First Amended and Restated Stock Incentive Plan (the “IMR Incentive Plan”) and the 1999 Employee Stock Incentive Plan (the “IMR 1999 Incentive Plan”) (referred to together as the “IMR Option Plans”). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A subordinate voting shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options have been or will be granted under the IMR Option Plans.

As of December 12, 2006, while 143,769 Class A subordinate voting shares remained reserved for issuance, there were no longer any options outstanding under the IMR Directors’ Plan.

The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 12, 2006, while 3,278,829 Class A subordinate voting shares remained reserved for issuance, there were only 582,893 options outstanding under the IMR Incentive Plan.

The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in the plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 12, 2006, while 2,779,228 Class A subordinate voting shares remained reserved for issuance, there were only 785,632 options outstanding under the IMR 1999 Incentive Plan.

The Named Executive Officers do not hold any options under the terms of the IMR Option Plans.

Equity Compensation Plan Information as of September 30, 2006

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Class A subordinate voting shares remaining available for future issuance(1) under equity compensation plans (excluding shares issuable under outstanding options)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	29,956,711	$8.57	5,132,897
Total	29,956,711	$8.57	5,132,897

(1)	Future issuances are limited to those that are permitted under the CGI Share Option Plan. No further options will be issued under the IMR Option Plans.

Stock Options Granted in Fiscal 2006

2,238,500 stock options were granted to the Named Executive Officers (as defined below) during fiscal 2006. All these options were granted for a term of 10 years. The details of these grants are shown in the table Options granted during the last fiscal year which appears below.

Vesting of options granted for the year ended September 30, 2006

Starting in fiscal 2004, vesting under the CGI Share Option Plan, i.e., the right to exercise the granted options, depends solely on achievement of profitability and growth goals and the overall performance of the Company’s stock. The stock performance measure uses the ratio of market capitalization over revenues in comparison with a reference group comprised of a number of CGI’s direct competitors.

CGI believes that the restrictive vesting rules strongly demonstrate CGI’s commitment to creating value for all shareholders and making executives accountable for the Company’s success.

The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

Based on the performance of CGI and that of the individual business units for which certain of the named executive officers have direct responsibility, the following percentages of the options granted to the named executive officers in respect of the long-term incentive awards for the fiscal year 2006 have vested, and the remainder of these options have been forfeited:

Named Executive Officer	Percentage of 2006 Options Vested
Serge Godin	50%
Michael E. Roach	50%
André Imbeau	50%
R. David Anderson	50%
Donna S. Morea	75%
Daniel Rocheleau	50%
Joseph I. Saliba	75%

Compensation of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

The compensation paid to Messrs. Serge Godin, Founder and Executive Chairman of the Board, and Michael E. Roach, President and Chief Executive Officer, is determined according to the same executive compensation policy that applies to all executives. As described above, this compensation policy emphasizes incentive compensation linked to business success to promote the creation of shareholder value.

Historically, and at his request, Mr. Godin’s salary increases have been modest despite the Committee’s recommendations for larger adjustments. Therefore, Mr. Godin’s current base salary of $754,000 is below the median base salary offered in the Canadian reference group. Mr. Roach’s current base salary of $700,000 is also somewhat below the median base salary offered in the Canadian reference group.

Based on the Profit Participation Plan criteria, neither Mr. Godin nor Mr. Roach earned a bonus in fiscal 2006. The decision not to pay a bonus reflects the performance of CGI with regard to profitability and growth goals. See the heading Profit Participation Plan: Annual Cash Bonus above.

Messrs. Godin and Roach received 500,000 and 986,000 options respectively under the Share Option Plan, as described in the table below under the heading Options granted during the last fiscal year. Vesting of these options is dependent solely on the achievement of growth and profitability goals and overall Company performance.

In the case of Mr. Roach, 386,000 of the options he received in 2006 were in respect of the 2006 long term incentive award. The remaining 600,000 options were granted to him as part of the Company’s 2007 long term incentive award.

Based on CGI’s performance for the fiscal year ended September 30, 2006, 50% of the options granted in respect of the long-term incentive for fiscal 2006 have vested, and the remainder have been forfeited, with the result that 250,000 and 193,000 respectively of Messrs. Godin’s and Roach’s 2006 incentive award options have vested.

Compensation of Named Executive Officers

The summary compensation table that follows shows detailed information on total compensation for Serge Godin, Founder and Executive Chairman of the Board, and Michael E. Roach, President and Chief Executive Officer, each of whom held the position of chief executive officer during the financial year, as well as for André Imbeau, Founder, Executive Vice-Chairman of the Board and Corporate Secretary, and R. David Anderson, Executive Vice-President and Chief Financial Officer, each of whom held the position of chief financial officer during the financial year, as well as for the three other most highly paid executive officers (referred to together as the “Named Executive Officers”) for services rendered during the fiscal years ended September 30, 2006, 2005 and 2004.

Summary Compensation Table

Name and Principal Position as at September 30, 2006		Annual Compensation			Long-Term Compensation		All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Number of Securities Under Options Granted	Long-Term Incentive Plan Payouts ($)	($)
Serge Godin	2006	754,000	-	-(b)	500,000(i)	-	26,273
Founder and Executive Chairman of the Board	2005	719,346	410,000	-(b)	390,000	-	25,177(a)
	2004	676,300	350,000	-(b)	277,000	-	23,520(a)
Michael E. Roach	2006	649,029	-	76,733(h)	986,000(h)(i)	-	22,549(a)
President and Chief Executive Officer	2005	589,615	276,000	1,663(b)(e)	225,000	-	20,636(a)
	2004	510,404	262,525	12,321(b)(e	150,000	-	17,662(a)
André Imbeau	2006	546,000	-	-(b)	225,000(i)	-	19,925(a)
Founder and Executive Vice-Chairman of the Board and Corporate Secretary	2005	517,269	223,000	-(b)	175,000	-	18,104(a)
	2004	458,207	220,000	-(b)	120,000	-	15,933(a)
R. David Anderson	2006	318,154	50,000	4,484(e)(b)	20,000(i)	-	9,277(a)
Executive Vice-President and Chief Financial Officer	2005	330,115	58,500	3,639(e)(b)	24,000	-	9,796(a)
	2004	309,987	59,274	3,531(e)(b)	25,000	-	9,060(a)
Donna S. Morea(g)	2006	561,000(d)	100,000(d)	-(b)	190,000(h)(j)	-	22,354(a)(d)
President US Operations and India	2005	559,808(d)	100,000(d)	-(b)	75,000	-	19,593(a)(d)
	2004(f)	201,923(d)(f)	-(d)(f)	-(f)	150,000(f)	-(f)	-(a)(d)(f)
Daniel Rocheleau	2006	412,000	70,000	8,454(e)(b)	190,000(h)(i)	-	14,323(a)
Executive Vice-President and Chief Business Engineering Officer	2005	391,692	140,000	8,763(e)(b)	75,000	-	13,709(a)
	2004	376,162	140,800	10,477(e)(b)	100,000	-	13,085(a)
Joseph I. Saliba	2006	437,000(d)	45,000(d)	375,000(d)	127,500(h)(j)	-	16,040(a)(d)
President Europe and Australia	2005	427,303(d)	149,234(d)	334,719(c)(d)	75,000	-	14,743(a)(d)
	2004	400,000(d)	140,000(d)	183,239(c)(d)	70,000	-	14,000(a)(d)

(a)
This amount represents the Company's contribution in the name of the executive toward the Stock Purchase Plan that is a benefit available to all of the Company's employees. Officers may contribute up to 3.5% of their base salary, which is fully matched by the Company. Contributions are used to purchase CGI Class A subordinate voting shares.

(b)
As the value of perquisites and other personal benefits is less than $50,000 and 10% of the aggregate salary and bonus for the particular fiscal year, its disclosure is not required under current disclosure rules.

(c)	This amount includes US$339,000, US$310,411 and US$153,027 for 2006, 2005 and 2004, respectively, representing the amount of additional living expenses.
(d)	These amounts are in US dollars.
(e)
These amounts reflect interest paid by the Company in respect of interest on loans used to purchase Class A subordinate voting shares under the Management Stock Incentive Plan. The plan was discontinued in 2006 and as of December 12, 2006, no amount of indebtedness was outstanding.

(f)	Amounts earned by Donna S. Morea from employment with American Management Systems, Incorporated prior to its acquisition by CGI on May 3, 2004 are excluded.
(g)	Includes $28,733 in respect of a motor vehicle allowance and $48,000 in respect of relocation allowance payments.
(h)
A portion of these options represents the 2007 long term incentive award and will vest based on the achievement of performance targets set for the year ending September 30, 2007. See the table under the heading Options granted during the last fiscal year for the detailed breakdown

(i)
The vesting conditions for the options granted as part of the long term incentive for the year ending September 30, 2006 are based solely on the Company’s performance. Based on that performance only 75% of these options have vested and the remainder have been forfeited and cancelled.

(j)
The vesting conditions for the options granted as part of the long term incentive for the year ending September 30, 2006 are based solely on the Company’s performance. Based on that performance only 50% of these options have vested and the remainder have been forfeited and cancelled.

Separation Policy for Named Executive Officers

The Named Executive Officers are covered by the Company’s separation policy that applies to selected officers. The policy ensures that they receive appropriate and equitable treatment, in line with industry standards, should their employment be terminated by the Company. The separation policy provides for compensatory payments to the Named Executive Officers in case of termination without cause by the Company or their resignation following significant reductions in their responsibilities and/or compensation.

Severance Payment and Benefits

The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Profit Participation Plan (the bonus amount is defined as the average bonus paid in the last three years before termination, to a maximum of the target bonus for the current year). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.

Cash Bonus

The cash bonus earned by a Named Executive Officer for the year under the Profit Participation Plan is payable following the termination and is pro-rated in proportion to the length of time during the fiscal year that the Named Executive Officer remained in the Company’s employment. The pro-rated bonus is payable after the end of the fiscal year in question.

Share Options

Share options that are not vested on the termination date are forfeited, unless otherwise decided by the Human Resources Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Human Resources Committee, but cannot, in any event, be exercised beyond the normal 10-year exercise period.

Outplacement Services

The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer’s base salary.

Stock Options

Options granted during the last fiscal year

The following table shows the options granted during fiscal 2006 to the Named Executive Officers.

Name	Securities under options granted(a) (#)	% of Total options granted to employees during the fiscal year	Exercise price ($/share)	Market value of securities underlying options at the date of grant ($/share)	Expiration date
Serge Godin	500,000	5.77%	$8.55	$8.55	October 21, 2015
Michael E. Roach	300,000 86,000 600,000(b)	3.46% 0.99% 6.92%	$8.55 $9.40 $6.69	$8.55 $9.40 $6.69	October 21, 2015 February 4, 2016 July 31, 2016
André Imbeau	225,000	2.59%	$8.55	$8.55	October 21, 2015
R. David Anderson	20,000	0.23%	$8.55	$8.55	October 21, 2015
Donna S. Morea	65,000 125,000(b)	0.75% 1.44%	$8.55 $6.69	$8.55 $6.69	October 21, 2015 July 31, 2016
Daniel Rocheleau	65,000 125,000(b)	0.75% 1.44%	$8.55 $6.69	$8.55 $6.69	October 21, 2015 July 31, 2016
Joseph I. Saliba	65,000 62,500(b)	0.75% 0.72%	$8.55 $6.69	$8.55 $6.69	October 21, 2015 July 31, 2016

(a)	The vesting rules for these options is described above under the heading Vesting of options granted for the year ended September 30, 2006.
(b)	These options are part of the 2007 long term incentive award and will vest based on the achievement of performance targets set for the year ending September 30, 2007.

Options exercised during the last fiscal year and financial year-end option values

The following table shows the number of shares covered by the options granted to Named Executive Officers exercised during the fiscal year ended on September 30, 2006, if any, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, if any, held as of September 30, 2006, and the value of unexercised in-the-money options at year-end.

			Unexercised options at year-end(a) (#)		Value of unexercised in-the-money options at year-end (a)(b) ($)
Name	Number of Securities acquired on exercise	Aggregate value realized ($)	Exercisable	Non-exercisable	Exercisable	Non-Exercisable
Serge Godin	-	-	1,222,346	505,384	$209,062	$6,838
Michael E. Roach	-	-	757,225	988,850	$160,881	$381,620
André Imbeau	-	-	615,875	227,850	$116,561	$3,620
R. David Anderson	-	-	102,400	20,000	$19,050	-
Donna S. Morea	-	-	194,438	190,000	-	$78,750
Daniel Rocheleau	-	-	361,375	190,000	$78,200	$78,750
Joseph I. Saliba	88,333	$61,883	198,188	135,834	-	$49,959

(a)	Number of securities takes into account 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.
(b)	Based on $7.32, the closing price on the Toronto Stock Exchange of Class A subordinate voting shares as of September 30, 2006.

Compensation of Directors
Board and Standing Committee Fees

Messrs. Serge Godin, André Imbeau, Michael E. Roach and Mrs. Paule Doré, all of whom are executives of the Company, are not compensated for their roles as directors of the Company.

For the year ended September 30, 2006, all other members of the Board of Directors received an annual retainer fee of $25,000. An additional compensation of $2,000 per year was paid to members of a standing committee of the Board of Directors with a further additional amount of $5,000 for the Chair of each standing committee. Attendance fees of $1,500 per Board meeting and $2,500 per standing committee meeting were also paid to the directors.

On September 19, 2006 and on November 13, 2006 the Human Resources Committee reviewed the compensation policy for directors. Based on the same reference group used to determine the compensation of the Company’s senior executive officers, the Human Resources Committee determined that it was necessary to adjust the compensation of directors. The Board of Directors approved the recommendation of the Human Resources Committee with the result that compensation is now as follows for the current fiscal year ending September 30, 2007:

Component	Amount
Board retainer	$40,000
Lead Director retainer	$15,000
Committee annual retainer
Members	$2,000
Audit Committee Chair	$12,500
Committee Chairs (Except Audit Committee)	$10,000
Per-meeting fees
Board	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500

For the year ended September 30, 2006, a total cash compensation of $434,691 was paid to the directors.

Stock Options and DSUs Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options. Options are granted to directors under the CGI Share Option Plan.

Members of the Board of Directors may choose to receive part or all of their retainer fees in DSUs. The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director’s DSU account is determined based on the market price of CGI’s Class A subordinate voting shares.

The value of DSUs is payable only upon the member’s departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the average closing price of CGI’s Class A subordinate voting shares during the 30 business days immediately preceding the member’s departure date. The amount is paid in cash, subject to applicable withholding taxes.

For each DSU purchased with retainer fees, the director receives two stock options under the Share Option Plan. Each option is issued with a 10-year exercise period. The exercise price is equal to the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The members of the Board of Directors have 30 days following their election or re-election as directors to notify the Company’s Secretary of the portion of the retainer they wish to receive in DSUs for the ensuing year.

The options granted at the time of a Director's election or appointment as well as those granted upon the crediting of DSUs vest immediately at the time of the grant.

The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2006 under the Share Option Plan depended solely on achievement of the overall performance of the Company’s stock. The stock performance measure uses the ratio of market capitalization over revenues in comparison with a reference group comprised of a number of CGI’s direct competitors. Based on CGI’s performance for the fiscal year ended September 30, 2006, 100% of the options granted in fiscal 2006 to the directors have vested.

Indebtedness of Directors and Named Executive Officers
As of December 12, 2006, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

Performance Graph
The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company.

	Sept 2001	Sept 2002	Sept 2003	Sept 2004	Sept 2005	Sept 2006
CGI	100.00	66.85	86.30	93.92	93.92	80.88
S&P/TSX	100.00	91.93	112.57	133.79	173.04	189.02
NASDAQ	100.00	78.20	119.22	127.41	143.56	150.68

Value of $100 invested on September 30, 2001

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and standing committee composition. The Corporate Governance Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The committee is composed of Messrs. Claude Boivin, Chair of the committee and independent Lead Director, Thomas P. d’Aquino, Gerald T. Squire and Robert Tessier, all of whom are independent directors. The committee met four times during fiscal 2006. Mr. d’Aquino joined the Committee when he became a member of the Board of Directors on January 31, 2006. He replaced Mr. Lawson A.W. Hunter who did not stand for re-election.

Mr. Boivin’s role and responsibilities as Chair of the Corporate Governance Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs below.

Corporate Governance Practices
Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices.

CGI’s Corporate Governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each annual general meeting, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes from individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin, André Imbeau and Jean Brassard, respectively CGI’s Founder and Executive Chairman of the Board,Founder, Executive Vice-Chairman of the Board and Corporate Secretary, and a director and former senior officer of the Company, are members of the Board of Directors of CGI and, as of December 12, 2006, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 44.86%, 6.74% and 2.16% of the votes attached to all of CGI’s outstanding voting shares.

Mandate, Structure and Composition of the CGI Board of Directors

The Corporate Governance Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees. Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities. The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2006 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2006 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors charter	page 18
•	Corporate Governance Committee charter	page 27
•	Human Resources Committee charter	page 33
•	Audit and Risk Management Committee charter	page 38

COMMITTEE	MEMBERSHIP
Audit and Risk Management Committee
Composed entirely of independent directors elected by CGI’s shareholders, the Audit and Risk Management Committee is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement, review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend to the Board of Directors the approval of the Company’s interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.
Eileen A. Mercier (Chair) Robert Chevrier C. Wesley M. Scott Gerald T. Squire
Corporate Governance Committee
Composed entirely of independent directors elected by CGI’s shareholders, the Corporate Governance Committee is responsible for developing the Company's approach to Board governance issues and the Company's response to corporate governance requirements and guidelines; reviewing the composition of the Board of Directors, its standing committees and members and recommending Board nominees; carrying out the annual Board of Directors self-assessment process; overseeing the orientation program for new directors; and helping to maintain an effective working relationship between the Board of Directors and management.
Claude Boivin (Chair) Thomas P. d’Aquino Gerald T. Squire Robert Tessier
Human Resources Committee
Composed entirely of independent directors elected by CGI’s shareholders, the Human Resources Committee is responsible for reviewing and making recommendations to the Board of Directors for the appointment of senior executives of the Company and for determining terms of employment of senior executives. It also performs functions such as reviewing and making recommendations to the Board in relation to succession planning and the compensation of directors and senior executive officers, as well as such other matters that the committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors of the Company from time to time.
David L. Johnston (Chair) Claude Boivin Claude Chamberland Robert Chevrier

Roles and Responsibilities of the Executive Chairman and of the CEO

Elected by the shareholders, the Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

As a result of adjustments to the responsibilities of the Company’s senior management which took effect on January 31, 2006, Serge Godin’s title was changed to Founder and Executive Chairman of the Board and Michael E. Roach, previously President and Chief Operating Officer, became President and Chief Executive Officer (“CEO”). The Executive Chairman’s role which includes responsibility for the office of the Executive Vice-Chairman and the corporate secretariat and planning functions, allows Mr. Godin to devote more time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering the key relationships that lead to new business, including large outsourcing contracts and accretive acquisitions. The CEO reports to the Executive Chairman.

All operational and all other corporate functions now report to the CEO who, jointly with the management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board in relation to the vesting of stock options and the payment of bonuses under the Company’s Profit Participation Plan.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Executive Chairman and of the CEO, in relation to the Company’s day to day operations and the attainment of its objectives. The Executive Chairman and the CEO table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors above), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management, is in full control of the Company's affairs, alert to its obligations to the shareholders and that it is in a position to evaluate management’s performance objectively.

In fulfilling his responsibilities the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, chairs the Corporate Governance Committee and leads the annual self evaluation process for the Board of Directors.

In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other issues.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors above).

The chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee's structure and mandate is appropriate and adequate to support the discharge of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee’s meetings and works with the Corporate Secretary and with the Executive Chairman and with the Company’s concerned executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has as well the authority to convene special meetings of the committee as the committee chair sees fit. The committee chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Independence

CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The office of executive chairman of the board of the Company does not impair the ability of the Board of Directors to act independently. The Lead Director holds regular meetings of the independent directors without related directors present. The Lead director held two such meetings during the year ended September 30, 2006.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with either of CGI’s significant shareholders, Messrs. Serge Godin, Founder and Executive Chairman of the Board of CGI and André Imbeau, Founder, Executive Vice-Chairman of the Board and Corporate Secretary of CGI, that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced because their charters provide that they may engage outside advisors as needed. In addition, individual directors may also engage outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Expertise and financial and operational literacy

CGI’s corporate governance practices require that all independent members of CGI’s Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise is examined by the Corporate Governance Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the annual self-assessment process below). Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board’s objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Corporate Governance Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that three of the members of the committee, the committee Chair, Mrs. Eileen A. Mercier, Mr. Robert Chevrier and Mr. C. Wesley M. Scott have financial expertise as required by the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mrs. Mercier acquired her expertise during the course of her career including in her capacity as Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. from 1990 to 1995. Mr. Chevrier is a chartered accountant and was formerly CEO of Rexel Canada Inc. (formerly Westburne Inc.) and in that capacity supervised its principal financial officer. Mr. Scott acquired his expertise during the course of his career, including in his capacity as Chief Financial Officer of Nortel Networks Corporation from 1997 to 1999.

Attendance at Board and Standing Committee Meetings

The committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2006, including special meetings, was 93% for the Board of Directors, 95% for the Audit and Risk Management Committee, 85% for the Human Resources Committee and 95% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2006
Director	Board Meetings Attended		Committee Meetings Attended
	7 regular, 2 special meetings		Audit	5 regular, 3 special meetings
			Governance	3 regular meetings, 1 special meeting
			Human Resources	3 regular meetings 3 special meetings
			Independent	10 regular meetings
Claude Boivin	8 of 9	89%	Audit	4 of 4(b)	100%
			Governance (Chair)	3 of 4	75%
			Human Resources	3 of 4(b)	75%
			Independent	10 of 10	100%
Jean Brassard	8 of 9	89%
Claude Chamberland	9 of 9	100%	Human Resources	2 of 2	100%
Robert Chevrier	7 of 9	78%	Audit	6 of 8	75%
			Human Resources	2 of 4(b)	50%
			Independent	10 of 10	100%
Thomas P. d’Aquino(a)	5 of 5(b)	100%	Governance	2 of 2(b)	100%
Paule Doré	8 of 9	89%
Serge Godin (Chair)	9 of 9	100%
André Imbeau	9 of 9	100%
David L. Johnston	9 of 9	100%	Human Resources (Chair)	6 of 6	100%
			Independent	5 of 10	50%
Eileen A. Mercier	9 of 9	100%	Audit (Chair)	8 of 8	100%
			Independent	6 of 10	60%
Michael E. Roach(a)	5 of 5(b)	100%
C. Wesley M. Scott	9 of 9	100%		4 of 4(b)	100%
Gerald T. Squire	9 of 9	100%	Audit	4 of 4(b)	100%
			Governance	4 of 4	100%
Robert Tessier	9 of 9	100%	Governance	4 of 4	100%

(a)	Messrs. D’Aquino and Roach were elected as directors on January 31, 2006.
(b)	The total number of meetings reflects meetings held after the director joined the Board, or committee (as the case may be), on January 31, 2006.

Share Ownership Guidelines for Directors

A share ownership guideline was adopted for directors on June 15, 2004. CGI’s directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three (3) years of their election or appointment to the Board of Directors and ii) three (3) years from the adoption of the guideline on June 15, 2004. All directors’ holdings respect the guideline.

The share ownership on the part of the Company’s independent directors and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Independent Directors’ Share Ownership(1)
Director	Year	Number of Class A shares	Number of DSUs	Total Number of shares and DSUs	Total “at risk” value of shares and DSUs(2)	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Claude Boivin	2005	106,596	6,169	112,765	$964,141	n.a.	Meets ownership level
	2006	106,596	6,169	112,765	$906,631
	Change	-	-	-	($57,510)
Claude Chamberland	2005	11,396	8,610	20,006	$171,051	n.a.	Meets ownership level
	2006	11,396	10,290	21,686	$174,355
	Change	-	+1,680	+1,680	+$3,304
Robert Chevrier	2005	10,000	5,695	15,695	$134,192	n.a.	Meets ownership level
	2006	10,000	6,081	16,081	$129,291
	Change	-	+386	+386	($4,901)
Thomas P. d’Aquino	2005	-	-	-	-	7,634	January 31, 2009
	2006	-	2,366	2,366	$19,023
	Change	-	+2,366	+2,366	+$19,023
David L. Johnston	2005	74,120	13,916	88,036	$752,708	n.a.	Meets ownership level
	2006	(36,950)	17,951	54,901	$441,404
	Change	(37,170)	+4,035	(33,135)	($311,304)
Eileen A. Mercier	2005	15,774	6,673	22,447	$191,922	n.a.	Meets ownership level
	2006	15,774	8,690	24,464	$196,691
	Change	-	+2,017	+2,017	+4,769
C. Wesley M. Scott	2005	1,000	9,548	10,548	$90,185	n.a.	Meets ownership level
	2006	1,000	12,908	13,908	$111,820
	Change	-	+3,360	+3,360	+$21,635
Gerald T. Squire	2005	10,000	7,043	17,043	$145,718	n.a.	Meets ownership level
	2006	25,000	10,598	35,598	$286,208
	Change	+15,000	+3,555	+18,555	+$140,490
Robert Tessier	2005	11,000	7,043	18,043	$154,268	n.a.	Meets ownership level
	2006	11,000	10,403	21,403	$172,080
	Change	-	+3,360	+3,360	+$17,812

(1)	2006 information is provided as of December 12, 2006 and 2005 information is provided as of December 16, 2005. The minimum ownership level for directors is 10,000 shares and/or DSUs.
(2)	Based on the closing prices of the Company’s shares on the Toronto Stock Exchange on December 12, 2006 and December 15, 2005 respectively.

Availability and Workload

The Board of Directors has endorsed the Corporate Governance Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mrs. Eileen A. Mercier serves on the audit committees of five other companies, Mr. Robert Chevrier serves on four other audit committees and Messrs. Scott and Squire each serve on the audit committees of two other companies. The Board of Directors and the Corporate Governance

Committee have determined that the service of the members of the Audit and Risk Management Committee on those other committees does not impair their capacity to serve the Company’s Audit and Risk Management Committee effectively.

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and employees, and all the directors have done so. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Corporate Governance Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the orientation and education program

Each new director participates in a formal orientation and education program. The program consists of a detailed presentation of the Company’s current three year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the chair of each standing committee to which the director will be assigned, and v) the other key senior executive officers of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI Director Reference and Orientation Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition, management structure, policies and public disclosure record, the work programs and minutes of past meetings of the Board of Directors and of its standing committees, biographies of CGI’s key senior officers, and materials related to the director’s duties and responsibilities, including a synopsis of the Company’s insurance coverage for directors and officers liability and CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders (see the heading Guidelines on Disclosure of Information below) and the Company’s process for reporting transactions in its shares carried out by its insiders.

In addition to the formal orientation program, presentations on a variety of topics are provided to the Board of Directors by management on a regular basis and directors receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI’s Board.

Participation in the annual self-assessment process

The Corporate Governance Committee, chaired by the Lead Director, conducts an annual self-assessment of the effectiveness of the Board as a whole, of the standing committees of the Board, and of the contribution of individual directors. It is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors’ contribution. Once the responses are received by the Lead Director, he compiles and analyses the results. He then discusses the self assessments with each director individually. Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the chairs of the standing committees. The Corporate Governance Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Corporate Governance Committee annually with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Corporate Governance Committee’s recommendation not to adopt a formal retirement age or term limits for directors. Individual directors’ contributions to the Board of Directors are carefully evaluated annually by the Corporate Governance Committee when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self assessment process. The Corporate Governance Committee and the Board of Directors are of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are able to contribute in a meaningful way to the planning process and to bring their influence to bear well before the final business plan has taken shape.

For example, in 2005 the Company modified its strategic planning process by shifting from a static three year plan to a rolling three year plan. For that purpose the Board of Directors met to review and discuss the first iteration of the rolling three-year plan in early February 2005. The directors received additional information and had the opportunity to contribute to the planning process during subsequent Board meetings and the first rolling three year plan was approved by the Board in September 2005. In 2006, in keeping with the new three-year rolling format, the strategic plan was presented for discussion with the directors in July and it was subsequently approved in September. The shift to a rolling three-year planning process provides a greater opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by CGI’s Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices. The Guidelines are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2006 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2006 Annual Information Form will be provided promptly to shareholders upon request.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004 the Company adopted the CGI Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders annually as a means of measuring shareholder satisfaction. The survey is designed to provide insights so that the Company can improve its investor relations program. In 2006, CGI’s shareholder satisfaction assessment program returned an overall score of 7.8 out of ten. Following the annual assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors above) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The committee reports to the Board of Directors in that regard.

Directors’ Compensation

The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the committee considers the directors’ time commitment, directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with roles of the Board of Directors and of the standing committees. See the heading Compensation of Directors in the report of the Human Resources Committee above.

Codes of Ethics and Business Conduct

CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2006 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2006 Annual Information Form will be provided promptly to shareholders upon request.

All of CGI’s members, officers and directors are subject to CGI’s Code of Ethics and Business Conduct that must be reviewed and acknowledged by each member, officer and director on an annual basis.

The Board of Directors monitors compliance with the Code of Ethics and Business Conduct and under the Board of Directors charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the Founder, Executive

Vice-Chairman of the Board and Corporate Secretary, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

The Company has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the Code of Ethics and Business Conduct or of the Executive Code of Conduct. In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence.

Relationship with Shareholders

In accordance with the recommendation of the Human Resources Committee, the vesting of stock options is linked to the Company’s performance in relation to the objectives of profit growth and stock performance set by the Board of Directors on the recommendation of the Human Resources Committee. CGI now provides for the vesting of stock options entirely dependent on the achievement of our objectives, with forfeiture of options that do not vest. See the heading Vesting of options granted for the year ended September 30, 2006 above.

CGI implemented the SPMF which forms part of the Company’s ISO certification. See the heading Guidelines on Disclosure of Information above for a more detailed discussion of the SPMF.

Decisions Requiring the Consent of CGI’s Shareholders

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder, Executive Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 12, 2006, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 44.86% and 6.74% of the votes attached to all of CGI’s outstanding voting shares.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE
The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of Multilateral Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange and of the U.S. Securities and Exchange Commission.

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Robert Chevrier, C. Wesley M. Scott and Gerald T. Squire. The committee met eight times during fiscal 2006, including three special meetings. Mrs. Mercier’s role and responsibilities as Chair of the Audit and Risk Management Committee are described above in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs. Messrs. Scott and Squire joined the Audit and Risk Management Committee on January 31, 2006 immediately following the annual general meeting of the Company’s shareholders. At the same time, Mr. Claude Boivin left the Audit and Risk Management Committee to join the Human Resources Committee.

The role and responsibilities of the Audit and Risk Management Committee are contained in the committee’s charter. The Audit and Risk Management Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors above) and is available on CGI’s web site at www.cgi.com. The responsibilities of the Audit and Risk Management Committee include, among others:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)
identifying and examining the financial and operating risks to which the Company is exposed and reviewing the various policies and practices of the Company that are intended to manage those risks. The Audit and Risk Management Committee regularly reports to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)
recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(f)	reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations;

(g)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(h)	such other responsibilities that are usually attributed to audit committees or as directed by the Board of Directors.

External Auditors’ Independence
The Audit and Risk Management Committee is required to assert the independence of CGI’s external auditors. To this end, the Audit and Risk Management Committee entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;
•	Once pre-approved by the Audit and Risk Management Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;
•
For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and

•
At each meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.

Key Participants’ Responsibilities

Management and the Audit and Risk Management Committee are the two key participants.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows Canadian and US auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Audit and Risk Management Committee all mandates to be granted to the external auditors and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Audit and Risk Management Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring five year audit partner rotation requirements, (g) monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear and (j) approving all auditor mandates or pre-approving envelopes for specific services.

It is clear under the Auditor Independence Policy that the Audit and Risk Management Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Fees Paid to External Auditors
During the years ended September 30, 2006 and September 30, 2005, CGI paid the following fees to its external auditors:

Service retained	Fees paid
	2006	2005
Audit fees	$4,255,723	$2,948,591
Audit related fees	$1,885,899	$1,575,009
Tax fees	$1,607,561	$4,187,281
All other fees	Nil	Nil
Total fees paid	$7,749,183	$8,710,881

The increase in the audit fees for the year ended September 30, 2006 relates primarily to the additional cost of compliance related to the certification of internal controls over financial reporting.

Interest of Management in Material Transactions

The charter of the Audit and Risk Management Committee requires that the committee review all related party transactions.

In accordance with its mandate, the committee reviewed and recommended the approval of a transaction in which the Company leased a private aircraft for use on Company business from a leasing company which had acquired it from a limited partnership of which Serge Godin, CGI’s Chairman of the Board and Chief Executive Officer, is the sole limited partner. Following approval by the Board of Directors on September 26, 2005, a financial lease was entered into on December 5, 2005.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING
Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION
The Company will provide to any person, upon request to the Corporate Secretary of the Company, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2006 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company's Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
H3A 2M8
Canada
Tel.: (514) 841-3200

APPROVAL OF DIRECTORS
The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.

Serge Godin
Founder and Executive
Chairman of the Board

APPENDIX A
Proposed resolution to approve the amendment of the Share Option Plan

CGI GROUP INC.

RESOLUTION OF THE
SHAREHOLDERS OF THE COMPANY
JANUARY 30, 2007
____________________________________

WHEREAS the Board of Directors of the Company has recommended that the shareholders approve certain changes to the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”) in order, among other things, to increase the maximum number of options that may be issued, to adopt a new amending formula, and in order to extend the exercise period for retiring option holders and for insiders otherwise prevented from exercising options because of blackout periods;

WHEREFORE, on motion duly made and seconded, it was resolved:

1. THAT the amendments to the Share Option Plan to

i)	extend the exercise period for option holders who retire to a maximum of 3 years from the date of retirement or the 10 year limit, whichever is less;
ii)	extend the exercise period for insiders whose exercise period would otherwise expire during a blackout period to a further 10 business days after the blackout period ends;
iii)	provide specific provisions governing amendments to the Share Option Plan specifying when shareholder approval of amendments is required;
iv)
increase the maximum number of options that may be issued under the Share Option Plan to 49,567,227 options representing 15% of the issued and outstanding Class A subordinate voting shares and Class B shares (multiple voting) of the Company;

v)
remove the requirement that the aggregate number of shares issuable upon the exercise of options granted to all insiders (as such term is defined in the Securities Act (Québec)) of the Company under the Share Option Plan not exceed the majority of the shares reserved under the Share Option Plan and all other share compensation schemes of the Company;

the whole as disclosed in and in accordance with the Share Option Plan that was submitted to the shareholders and that is filed with the records of the meeting, be and the same are hereby approved; and

2. THAT any director or officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to do such things and to sign, execute and deliver all such documents that such director or officer may, in their discretion, determine to be necessary or useful in order to give full effect to the intent and purpose of this resolution.

APPENDIX B
Text of the Share Option Plan

Share Option Plan for Employees, Officers, Directors and Consultants
of CGI Group Inc., its Subsidiaries and its Associates

1.    Definitions

For the purposes hereof and unless the context otherwise requires:

1.1	“Affiliate” has the meaning given to that term in the Securities Act (Ontario);

1.2	“Associate” has the meaning given to that term in the Securities Act (Ontario);

1.3	“Blackout Period” means any period during which a policy of the Company prevents an Optionee from exercising an Option;

1.4	“Board” means the Board of Directors of the Company;

1.5
“Business Day” means a day of the week other than a Saturday, Sunday or a legal holiday recognized as such either in the Province of Quebec, or in the place where the concerned Optionee is normally resident;

1.6	“Committee” means the Human Resources Committee of the Board;

1.7	“Company” means CGI Group Inc.;

1.8	“Consultant” means any person or company engaged to provide ongoing management or consulting services for the Company or any of its Subsidiaries or Associates;

1.9	“Director” means a member of the Board of Directors of the Company;

1.10	“Employee” means any regular employee of the Company, of any of its Subsidiaries or of any of its Associates;

1.11
“Insider” has the meaning given to that term in the Securities Act (Ontario), but does not include senior officers of the Company or directors or senior officers of a Subsidiary or Affiliate of the Company unless such director or senior officer:

1.11.1	in the ordinary course receives or has access to information as material facts or material changes concerning the Company before the material facts or material changes are generally disclosed;

1.11.2
is an “ineligible insider” within the meaning given to that term in National Instrument 55-101 - Insider Reporting Exemptions. By way of example, and without limiting the definition under National Instrument 55-101, a director or senior officer in charge of a principal business unit, division or function of the Company or a Subsidiary that represents 10% or more of the consolidated revenues or assets of the Company is an ineligible insider; or

1.11.3	is an insider of the Company in a capacity other than as a director or senior officer of the Subsidiary or Affiliate;

1.12	“Officer” means any officer of the Company, of any of its Subsidiaries or of any of its Associates;

1.13	“Option” means an option to purchase Shares granted under the Plan;

1.14	“Optionee” means an Employee, an Officer, a Director or a Consultant to whom an Option has been granted under the Plan;

1.15	“Option Period” has the meaning given to that expression in Section 6.1 hereof;

1.16	“Plan” means this Share Option Plan for Employees, Officers, Directors and Consultants of the Company, its Subsidiaries and its Associates;

1.17	To “retire” or “retirement” means that the Optionee has ceased to be a regular Employee, provided that:

-	the Optionee is either no longer gainfully employed; or

-	following the cessation of employment, the Optionee is gainfully employed and pursues activities in a business that is not a direct competitor of the Company; and

-	the executive management committee of the Company confirms the Optionee’s retirement;

1.18
“Securities Based Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Company, including a share purchase from treasury that is financially assisted by the Company by way of a loan, guarantee or otherwise;

1.19	“Shares” means the Class A subordinate voting shares in the share capital of the Company which may be purchased upon the exercise of an Option;

1.20	“Subsidiary” means any corporation controlled, directly or indirectly, by the Company; and

1.21	“Total Shares” means, collectively, the Shares and the Class B shares (multiple voting) in the share capital of the Company.

2.    Purpose of the Plan

The Plan has been established to allow certain Employees, Directors, Officers and Consultants to purchase Shares directly from the Company.

3.    Administration

The Plan is governed by the Board. The Committee makes recommendations to the Board in relation to the Plan and to grants of Options. The Board has the ultimate and sole power and authority to grant Options under the Plan and interpret the terms and conditions of Options that have been granted. The Board grants Options by identifying the Employees, Directors, Officers and Consultants who are to receive Options, including the number of Options, the subscription price, the Option Period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board are binding and final. Management of the Company is responsible for the day-to-day administration of the Plan.

4.    Shares Subject to the Plan

The number of Shares issuable upon the exercise of Options shall not exceed 49,567,227 Shares, subject to adjustments made pursuant to Section 12. Shares covered by Options which have expired or which have been cancelled without having been exercised shall be available for any subsequent Option under the Plan.

5.    Grant of Options

5.1
Upon approval by the Board, each Option granted shall be confirmed by a letter of the Corporate Secretary or an Assistant Corporate Secretary of the Company which shall be sent to the Optionee indicating the number of Shares covered by the Option, the subscription price, the Option Period and the vesting conditions, as the case may be.

5.2	More than one Option may be granted to the same Optionee, provided that such Optionee does not hold Options covering more than 5% of the issued and outstanding Total Shares.

5.3
The number of Shares issuable to Insiders in aggregate, at any time, pursuant to the Plan and any other Securities Based Compensation Arrangement cannot exceed 10% of the Total Shares issued and outstanding; and

5.4
The number of Shares issued to Insiders within any one year period pursuant to the Plan and any other Securities Based Compensation Arrangement cannot exceed 10% of the Total Shares issued and outstanding.

6.    Option Period

6.1
Once an Option has vested, it may be exercised during a period (the “Option Period”) determined by the Board on the recommendation of the Committee which shall not commence prior to the date of the grant of the Option and which shall terminate on or before the tenth anniversary of such date, except that:

6.1.1
if the employment of an Optionee (other than a Director) is terminated by mutual agreement or by the Company, one of its Subsidiaries or one of its Associates or if the contract of a Consultant terminates at its normal termination date or is terminated by the Company, one of its Subsidiaries or one of its Associates before its normal termination date, the Optionee shall be entitled to exercise his/her vested Options then outstanding within 90 days of the date of termination of employment or termination of the consulting contract in the case of a Consultant or as confirmed in his/her settlement agreement, if any, and subject to the Board’s approval on the recommendation of the Committee;

6.1.2	if an Optionee (other than a Director) resigns, the Optionee shall be entitled to exercise his/her vested Options then outstanding within 90 days of the date of the last working day;

6.1.3
if a Consultant terminates the consulting contract before its normal termination date, the Optionee shall be entitled to exercise his/her vested Options then outstanding within 90 days of the termination of the consulting contract;

6.1.4	if an Optionee (other than a Director) dies, the legal representatives of the Optionee shall be entitled to exercise the vested Options then outstanding within 180 days of his/her death;

6.1.5	an Optionee (other than a Director) who retires (“Retirees”) shall earn one year of extension for every three years of employment with the Company, up to a maximum of three (3) years of extension (the “Extension Period”) which shall accrue pro-rata, day by day. Retirees shall be entitled to exercise the vested Options then outstanding, as the case may be (i) within 90 days of the date of retirement or (ii) within an extended period, if any, ending on the earlier of:

-	the date on which the Extension Period ends; or
-	the day that the Option Period expires; or
-	the day on which the Optionee ceases to be retired pursuant to section 1.16 of the Plan; and

6.1.6
an Optionee who is a Director shall earn one year of extension for every three years of service on the Company’s Board of Directors, up to to a maximum of three (3) years of extension (the “Director’s Extension Period”) which shall accrue pro-rata, day by day. If an Optionee ceases to be a Director for any reason whatsoever, such Optionee (or his/her legal representative) shall be entitled to exercise the vested Options then outstanding, as the case may be (i) within 90 days of the date of termination of Board service, or (ii) within an extended period, if any, ending on the earlier of:

-	the date on which the Director’s Extension Period ends; or
-	the day that the Option Period expires.

6.2	All rights under an Option not exercised at the expiry of the Option Period or with respect to which the Option Period has not commenced prior to the Optionee’s death shall lapse.

7.    Blackout Periods

If the date on which an Option expires occurs during a Blackout Period or within 10 Business Days after the last day of a Blackout Period, the date of expiry of such Option will be the last day of such 10 Business Day period.

8.    Exercise of Option

8.1	A vested Option may be exercised in whole at any time or in part from time to time during the Option Period.

8.2
A vested Option may be exercised in such manner as the Corporate Secretary may determine from time to time, including, without limitation, processes administered by the Company or by third parties mandated by the Company, whether using telephone or Internet facilities, or otherwise. The process approved by the Corporate Secretary shall be posted on the human resources portion of the Company’s enterprise web portal and shall be communicated to Employees, Officers, Directors and Consultants by other means from time to time. Upon full payment of the subscription price, the Company shall cause a certificate for the number of Shares indicated in the Optionee’s notice to be issued in the name of the Optionee and delivered to the address indicated in the notice no later than 10 business days following the exercise of the Option.

9.    Subscription Price

The price at which Shares may be purchased under the Plan shall be determined by the Board based on the date an Option is granted, provided however that such price may not be less than the market price of the shares being the closing sale price of the Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.

10.   Option Unassignable

The Optionee may not assign, pledge or encumber any Option nor any interest therein other than by will or under the law of succession.

11.   Shareholder Rights

An Optionee shall not have any rights as a shareholder of the Company with respect to any of the Shares covered by his/her Option until the Optionee has become the registered holder of such Shares.

12.   Effect of any Amendment to the Share Capital

In the event of any change in the number of outstanding Shares of the Company following any share dividend, subdivision, reorganization, merger, consolidation, combination or exchange of shares or any other similar corporate change, the Board shall make an equitable adjustment to the maximum number or the class of shares issuable under the Plan or covered by outstanding Options and to the subscription price for such shares. Such adjustment shall be final and binding for the purposes of the Plan.

13.   Amendment and Termination

13.1
The Board, on the recommendation of the Committee, may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which Shares may be purchased under the Plan, the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

13.1.1	Obtaining approval of the shareholders of the Company, unless not required pursuant to Section 13.2 or applicable regulatory authority or stock exchange requirements;

13.1.2	obtaining any required approval of any applicable regulatory authority or stock exchange; and

13.1.3
in the case of issued and outstanding Options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned Optionee in the event that the amendment materially prejudices the Optionee’s rights.

13.2	Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

13.2.1	changing the eligibility for, and limitations on, participation in the Plan;

13.2.2
modifying the periods referred to in Subsections 6.1.1 to 6.1.6 during which Options may be exercised, subject to, as the case may be, (i), subject to Section 7, the Option Period terminating on or before the tenth anniversary of the date of the grant of the Option, and (ii) a maximum Option exercise period extension of three years for any Employee, Officer, Consultant or Director;

13.2.3
changing the terms on which Options may be granted and exercised including, without limitation, the provisions relating to the price at which Shares may be purchased under the Plan, vesting, expiry, assignment and the adjustments to be made pursuant to Section 12;

13.2.4
making any addition to, deletion from or alteration of the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

13.2.5	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and

13.2.6	changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the subscription price of an issued and outstanding Option, lead to a significant or unreasonable dilution of the outstanding Shares or provide additional material benefits to Insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the subscription price of any outstanding Option held by an Insider or would extend the expiry date of Options held by Insiders beyond the exercise periods contemplated under the Plan, approval of the shareholders of the Company, other than the relevant Insiders, must be obtained.